                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 12b-25

                                                  Commission File Number 0-11618

                           NOTIFICATION OF LATE FILING


     (Check One):   [__] Form 10-K {__] Form 11-K {__} Form 20-F {X}  Form 10-Q
{___}     Form N-SAR

For Period Ended:  JUNE 30, 1995
                  --------------------------------------------------------------
{__] Transition Report on Form 10-K     {___}  Transition Report on Form 10-Q
{__] Transition Report on Form 20-K     {___}  Transition Report on Form N-SAR
{__] Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________
________________________________________________________________________________

                         PART I.  REGISTRANT INFORMATION

Full name of registrant:  HPSC, INC.
                         -------------------------------------------------------
Former name if applicable:

________________________________________________________________________________

Address of Principal executive office (Street and number)
60 STATE STREET
--------------------------------------------------------------------------------
City, State and Zip Code:  BOSTON, MASSACHUSETTS  02109
                          ------------------------------------------------------

                        PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]  (a)  The reasons described in reasonable detail in Part III of this form
 -   could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on
 -- Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant was provided by counsel with Exhibit 10.5 on a disk which Registrant supplied to Merrill for conversion to EDGAR format and transmission to SEC. Disk was found to be downloaded improperly. By the time Registrant was notified and obtained a new disk containing Exhibit 10.5, there was not sufficient time to convert the disk to the EDGAR format and transmit to the SEC to meet the filing deadline.

                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     VERONICA D. JARLIS            (617)               428-3000
---------------------------------------------------------------------------
     (Name)                        (Area Code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes        [__] No
                                              --

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [__] Yes       [X]  No
                                                             --

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   HPSC, INC.
 ------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   AUGUST 15, 1995       By:  /s/ Rene Lefebvre
      ---------------------      ----------------------------------------------
                              Vice President and Chief Financial Officer

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                    FORM 10-Q


(Mark One)

   /X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarterly period ended                      JUNE 30, 1995
                               -------------------------------------------------


                                       OR

   / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


For the transition period from ___________________ to ___________________

                         Commission file number 0-11618
                                                -------

                                   HPSC, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Delaware                                  04-2560004
-------------------------------------     --------------------------------------
    (State or other jurisdiction of        (IRS Employer Identification No.)
     incorporation or organization)

       60 STATE STREET, BOSTON, MASSACHUSETTS                      02109
--------------------------------------------------------------------------------
      (Address of principal executive offices)                  (Zip Code)

Registrant's telephone number, including area code           (617) 720-3600
                                                        ------------------------
                                      NONE
--------------------------------------------------------------------------------
                    (Former name, former address, and former fiscal year if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days.   YES ____X____      NO _________

                      APPLICABLE ONLY TO CORPORATE ISSUERS

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date: COMMON STOCK, PAR VALUE $.01 PER SHARE. SHARES OUTSTANDING AT AUGUST 1, 1995, 5,574,712.

                                   HPSC, INC.


                                      INDEX


PART 1  --  FINANCIAL INFORMATION                                       PAGE

     Consolidated Balance Sheets as of June 30, 1995, and
     December 31, 1994....................................                3

     Consolidated Statements of Income for each of the three
     and six months ended June 30, 1995 and June 25,                      4
     1994.................................................

     Consolidated statements of Cash Flows for each of the
     three and six months ended June 30, 1995 and June 25,                5
     1994 ................................................

     Notes to Consolidated Financial                                      6
     Statements...........................................

     Management's Discussion and Analysis of Financial
     Condition and Results of Operations..................               7-8


PART II  --  OTHER INFORMATION

     Signatures ..........................................                9

     Exhibits                                                            10

                                   HPSC, INC.
                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)
                                   (unaudited)


                                     ASSETS
                                     ------


                                                                                                 June 30,           December 31,
                                                                                                     1995                   1994
                                                                                              -----------           ------------
CASH AND CASH EQUIVALENTS                                                                     $       744              $     419
RESTRICTED CASH                                                                                     6,428                  7,936
INVESTMENT IN LEASES AND NOTES:
  Lease contracts receivable and notes receivable due in installments                             115,515                103,531
  Estimated residual value of equipment at end of lease term                                        9,197                  9,321
  Less unearned income                                                                            (19,950)               (16,924)
  Less allowance for losses                                                                        (4,540)                (4,595)
  Less security deposits                                                                           (2,954)                (2,639)
  Deferred origination costs                                                                        2,899                  2,499
                                                                                                ---------              ---------
    Net investment in leases and notes                                                            100,167                 91,193
                                                                                                ---------              ---------
OTHER ASSETS:
  Deferred expense and other assets                                                                 2,806                  2,154
  Refundable income taxes                                                                             496                  1,446
                                                                                                ---------              ---------
    TOTAL ASSETS                                                                               $  110,641             $  103,148
                                                                                                ---------              ---------
                                                                                                ---------              ---------

                                                LIABILITIES AND STOCKHOLDERS' EQUITY
                                                ------------------------------------

NOTES PAYABLE TO BANKS                                                                          $  23,496             $   16,500
NOTES PAYABLE - TREASURY STOCK PURCHASE                                                               750                  4,500
ACCOUNTS PAYABLE                                                                                    2,582                  2,450
ACCRUED INTEREST                                                                                      345                    293
INCOME TAXES:
  Currently payable                                                                                   511                     20
  Deferred                                                                                          4,527                  5,539
SENIOR NOTES                                                                                       45,274                 41,024
                                                                                                ---------              ---------
    TOTAL LIABILITIES                                                                          $   77,485             $   70,326
                                                                                                ---------              ---------
                                                                                                ---------              ---------

STOCKHOLDERS' EQUITY:
  PREFERRED STOCK, $1.00 par value;
  authorized 5,000,000 shares; issued - None                                                            -                      -
  COMMON STOCK, $.01 par value; 15,000,000 shares authorized;
   issued and outstanding 5,574,712 shares in 1995 and
          5,574,395 shares in 1994                                                                     56                     56
  TREASURY STOCK (at cost) 1,225,182 shares                                                        (5,023)                (5,023)
  Additional paid-in capital                                                                       15,916                 15,916
  Retained earnings                                                                                24,824                 24,601
  Cumulative foreign currency translation adjustments                                                (519)                  (552)
                                                                                                ---------              ----------
                                                                                                   35,254                 34,998
  Less deferred ESOP and SESOP compensation                                                        (2,098)                (2,176)
                                                                                                ---------              ----------
  Total Stockholders' Equity                                                                       33,156                 32,822
                                                                                                ---------              ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                     $  110,641             $  103,148
                                                                                                ---------              ---------
                                                                                                ---------              ---------


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                                   HPSC, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
   FOR EACH OF THE THREE AND SIX  MONTHS ENDED JUNE 30, 1995 AND JUNE 25, 1994
               (in thousands, except per share and share amounts)
                                   (unaudited)


                                                   THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                   ------------------                       ----------------

                                               June 30,            June 25,            June 30,            June 25,
                                                   1995                1994                1995                1994
                                               --------            --------            --------            --------
REVENUES:

  Earned Income on Leases and notes           $   3,203          $    3,062           $   6,147          $    6,667

  Provisions for losses                            (264)               (204)               (541)               (360)
                                              ----------         -----------          ----------         -----------

       Net Revenues                               2,939               2,858               5,606               6,307
                                              ---------          ----------           ---------          ----------

EXPENSES:

  Selling, general and administrative             1,520               1,734               3,000               3,532

  Interest, net                                   1,195                 895               2,239               2,206
                                              ---------          ----------           ---------          ----------

  Total expenses                                  2,715               2,629               5,239               5,738
                                              ---------          ----------           ---------          ----------


INCOME BEFORE INCOME TAXES:                         224                 229                 367                 569
                                              ---------          ----------           ---------          ----------

PROVISION FOR INCOME TAXES:

  Federal, Foreign and State:

       Current                                      506                 560               1,156               1,258

       Deferred                                    (418)               (470)             (1,012)             (1,035)
                                              ---------          -----------          ----------         -----------

  TOTAL INCOME TAXES                                 88                  90                 144                 223
                                              ---------          ----------           ---------          ----------

  NET INCOME                                  $     136          $      139           $     223          $      346
                                              ---------          ----------           ---------          ----------
                                              ---------          ----------           ---------          ----------

NET INCOME PER SHARE                          $     .04          $      .03           $     .06          $      .07
                                              ---------          ----------           ---------          ----------
                                              ---------          ----------           ---------          ----------

SHARES USED TO COMPUTE
INCOME PER SHARE                              3,838,116           4,962,959           3,830,185           4,980,338


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                                   HPSC, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
        FOR EACH OF THE SIX MONTHS ENDED JUNE 30, 1995 AND JUNE 25, 1994
                                 (in thousands)
                                   (unaudited)


                                                                 June 30,            June 25,
                                                                     1995                1994
                                                                 --------            --------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income                                                    $     223            $    346
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization                                    272                 222
     Deferred income taxes                                         (1,012)             (1,035)
     Provision for losses on lease contracts
     and notes receivable                                             541                 360
     Increase (decrease) in accrued interest                           52              (3,147)
     Increase (decrease) in accounts payable                          132                (709)
     Increase (decrease) in accrued income taxes                      491                 (21)
     Decrease in refundable income taxes                              950               1,505
     (Increase)decrease in other assets                              (531)                799
                                                                 ---------           --------

  Cash provided by (used in) operating activities                   1,118              (1,680)
                                                                 --------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Capital expenditures                                               (117)               (320)
  Lease contracts receivable and notes receivable                 (12,578)             15,481
  Estimated residual value of equipment                               124               1,573
  Unearned income                                                   3,026              (4,292)
  Security deposits                                                   315                (149)
  Deferred origination costs                                         (400)                384
                                                                 ---------           --------

  Cash (used in) provided by investing activities                  (9,630)             12,677

CASH FLOWS FROM FINANCING ACTIVITIES:

  Repayment of Senior Notes                                       (11,832)            (65,012)
  Repayments of Subordinated Debt                                     ---             (20,000)
  Repayment of notes payable to banks                                 ---              (2,310)
  Repayment of notes payable treasury stock purchase               (3,750)                ---
  Proceeds from issuance of Senior Notes                           16,082              70,000
  Proceeds from revolving notes payable to banks                    6,996                 ---
  Decrease (increase) in restricted funds                           1,508              (9,153)
  Debt issuance costs                                                (310)               (918)
  Contribution to Employee Stock Ownership Plan                       110                  99
  Other                                                                33                (148)
                                                                 --------            ---------
  Cash provided by (used in) financing activities                   8,837             (27,442)
                                                                 --------            ---------
Net increase (decrease) in cash and cash equivalents                  325             (16,445)
Cash and cash equivalents at beginning of period                      419              16,600
                                                                 --------            --------

Cash and cash equivalents at end of period                       $    744            $    155
                                                                 --------            --------
                                                                 --------            --------

Supplemental disclosures of cash flow information
  Interest paid                                                  $  2,157            $  5,031
  Income taxes paid                                                   120               1,031


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                                   HPSC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The information presented for the interim periods is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) which, in the opinion of the Company, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The results for interim periods are not necessarily indicative of results to be expected for the full fiscal year. Certain 1994 account balances have been reclassed to conform with 1995 presentation.

2. Interest expense is net of interest income of $140,000 and $83,000 for the three months ended and $235,000 and $154,000 for the six months ended June 30, 1995 and June 25, 1994, respectively. Included in interest expense is amortization of debt discount of $38,000 for the six months ended June 25, 1994.

3. For the three months ended June 30, 1995, and June 25, 1994, the earnings per share computation assumes the exercise of stock options under the modified treasury stock method and includes only those shares allocated to participant accounts in the Company's Employee Stock Ownership Plan discussed in Note 6.

4. Effective January 1, 1993, the Company adopted Statement of Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.
Prior to 1993, the Company used the asset and liability method prescribed by Statement of Financial Accounting Standards No. 96, under which deferred tax assets and liabilities were recognized for all events that had been recognized in the financial statements. The effect of this change in accounting for income taxes had no impact on the financial results of the Company.

The Items which comprise a significant portion of deferred tax liabilities as of June 30, 1995, are as follows:


            Operating method                         $  5,916,000
            State income tax accrual                 $  1,002,000
            Alternative minimum tax credit           $ (  612,000)
            Other                                    $ (1,779,000)
                                                     ------------
                  Deferred income taxes              $  4,527,000
                                                     ------------
                                                     ------------


5. On June 30, 1995, the Company had $6,428,000 in restricted cash of which $3,348,000 was reserved for debt service and $3,080,000 was reserved for credit enhancement pursuant to the terms of agreements entered into by the Company on December 27, 1993, with respect to a $70,000,000 securitization transaction.

6. In June, 1995, the Board of Directors authorized and the Company made a contribution of $110,000 to the Employee Stock Ownership Plan (ESOP) for 1994. This contribution had the effect of allocating 31,372 shares of common stock of the Company to qualified participant accounts at the end of 1994. The ESOP holds 240,348 shares that have not yet been funded or allocated to specific participant accounts. These unallocated shares have not been included in earnings per share calculations. There was no allocation of shares from the Supplemental ESOP, which holds 350,000 shares.

7. In connection with the HPSC Bravo Funding Corp. ("Bravo") revolving credit facility, the Company had $15,527,000 of its Senior Notes subject to interest rate swap agreements. Under the structure of the facility, Bravo incurs interest at variable rates in the commercial paper market and enters into interest rate swap agreements to assure fixed rate funding. At June 30, 1995, Bravo had three separate swap contracts with the Bank of Boston with a total notional value of $15,785,000.

8. In May 1995, the Company executed a $50,000,000 Amended and Restated revolving credit agreement with a bank group led by First National Bank of Boston as agent bank. The agreement is secured primarily by customer receivables, expires on December 31, 1995, and contains certain financial and other covenants. At June 30, 1995, the Company had $20,000,000 outstanding under this agreement and was in compliance with the terms and conditions of the agreement.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
Quarter Ended June 30, 1995 Compared to Quarter Ended June 25, 1994

The Company's net income for the second quarter of 1995 was $136,000 or $.04 per share compared to $139,000 or $.03 per share for 1994. For the six months ended June 30, 1995, net income was $223,000 or $.06 per share compared to $346,000 or $.07 per share in 1994. Per share calculations exclude shares carried as Treasury Stock at June 30, 1995. For the quarter ended June 30, 1995, the decrease in net income resulted from an increase in earned income from leases and notes and lower net selling general and administrative costs offset by a higher provision for losses and higher interest costs.

Earned income on leases and notes for the second quarter of 1995 was $3,203,000 compared to $3,062,000 in 1994. For the six months ended June 30, 1995, earned income was $6,147,000 compared to $6,667,000 in 1994. The increase in the second quarter was due primarily to the continuing increase in the portfolio of recently added assets earning at a higher rate as compared to the prior year. For the six month period, the decrease in earned income was caused by the sale of the Canadian portfolio in the second quarter of 1994 and a lower portfolio of earning assets for the six-month period. The Company's volume of new financing for the second quarter of 1995 was $13,500,000 compared to $6,297,000 for the same period in 1994. For the six month period, new financings were $28,186,000 for 1995 compared to $10,943,000 for 1994.

The provision for losses was $264,000 in the quarter ended June 30, 1995, compared to $204,000 for the comparable period in 1994. For the six month period in 1995, the provision for losses was $541,000 compared to $360,000 in 1994. These increases are the result of higher levels of new financings in 1995.

Selling, general and administrative expenses for the quarter ended June 30, 1995, were $1,520,000 as compared to $1,734,000 in 1994. For the six month period in 1995, selling, general and administrative expenses were $3,000,000 as compared to $3,532,000. These decreases were the result of the decrease in Canadian expenses in 1995 and an increase in initial direct cost capitalization due to the higher volume of new financings in 1995 as compared to 1994.

Net interest expense for the second quarter of 1995 was $1,195,000 as compared to $895,000 in the same period of 1994. This increase was due to the higher outstanding debt levels needed to support the increased new financing level. For the six month period, interest expense increased to $2,239,000 in 1995 from $2,206,000 in 1994. This increase was the result of higher debt levels offset by lower interest rates in 1995.

The Company's income before income taxes in the second quarter of 1995 was $224,000 compared to $229,000 in 1994. For the six months ended June 30, 1995, income before income taxes was $367,000 compared to $569,000 in 1994. The effective tax rate remained approximately the same for all periods.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                                    (cont'd)


LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1995, the Company had $7,172,000 in cash and cash equivalents as compared to $8,355,000 at the end of 1994. As described in Note 5 to the Company's consolidated financial statements included in this report on Form 10-Q, $6,428,000 of such cash was restricted pursuant to financing agreements as of June 30, 1995. Cash provided by operating activities was $1,118,000 for the six months ended June 30, 1995 compared to cash used in operating activities of $1, 680,000 in the same period of 1994. Cash used in investing activities was $9,630,000 for the six months ended June 30, 1995 compared to cash provided by investing activities of $12,677,000 for 1994.

As of January 31, 1995, the Company, along with its newly-formed, wholly-owned,
special-purpose subsidiary, HPSC Bravo Funding Corp.   ("Bravo") completed a
$50,000,000 revolving credit facility structured and guaranteed by Capital Markets Assurance Corporation ("CapMAC"). Under the terms of the facility, Bravo, to which the Company has sold and may continue to sell or contribute certain of its portfolio assets, pledges its interest in these assets to a commercial-paper conduit entity. Bravo incurs interest at variable rates in the commercial paper market and enters into interest rate swap agreements to assure fixed rate funding.

Monthly settlements of principal and interest payments are made from the collection of payments on Bravo's transactions. Additional sales to Bravo from HPSC may be made subject to certain covenants regarding Bravo's portfolio performance and borrowing base calculations.

The Company is the servicer of the Bravo portfolio, subject to meeting certain covenants. The required monthly payments of principal and interest to purchasers of the commercial paper are guaranteed by Cap MAC pursuant to the terms of the agreement. Amounts outstanding under this agreement were $15,527,000 at June 30, 1995.

In May, 1995, the Company executed an Amended and Restated Revolving Loan Agreement increasing availability to $50 million. This new agreement will expire at December 31, 1995. In order to finance adequately its anticipated growth, the Company will continue to seek to raise additional capital from bank and non-bank sources in 1995. The Company expects that it will be able to obtain additional capital at competitive rates, but there can be no assurance it will be able to do so.

                                   HPSC, INC.

                           PART II.  OTHER INFORMATION

Items  1 through 5 are omitted because they are inapplicable.

Item 6.  Exhibits and Reports on Form 8-K

     a)   Exhibits:
            10.5 Amended and Restated Revolving Loan Agreement dated May 12, 1995, among HPSC, Inc., The First National Bank of Boston individually and as agent, and Bank of America Illinois, Individually and as co-agent

            27.  Financial Data Schedule

     a)   Reports on Form 8-K:     There were no reports on Form 8-K filed
                                   during the three months ended June 30, 1995.


SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, HPSC, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:        August 11, 1995                            HPSC, INC.
                                               ------------------------------
                                                        (Registrant)


                                         By:         /s/ John W. Everets
                                               ------------------------------
                                                  John W. Everets
                                                  Chief Executive Officer
                                                  Chairman of the Board


                                         By:        /s/ Rene Lefebvre
                                               ------------------------------
                                                  Rene Lefebvre
                                                  Vice President
                                                  Chief Financial Officer